

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Mr. Brendan T. Cavanagh
Senior Vice President and Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

Re: **SBA Communications Corporation**
Form 10-K for the fiscal year ended December 31, 2013
Filed February 27, 2014
File No. 0-30110

Dear Mr. Cavanagh:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We refer to your discussion and presentation of "segment operating profit" throughout your MD&A. In this regard, please revise your disclosure to provide a reconciliation of this measure to the most directly comparable GAAP financial measure of operating performance. Refer to Item 10(e)(1)(i) of Regulation S-K. In addition, since this measure is not the measure of profit disclosed in Note 20 - Segment Data, it does not appear appropriate to label this measure as "segment operating profit."

16. Stock-Based Compensation, page F-34

Stock Options, page F-34

2.   We note that expected volatility was 25.0-29.0% in 2013, and 53% and 53.9% in 2012 and 2011, respectively. Please tell us why expected volatility decreased significantly in 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney at 202-551-3436 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Carlos Pacho for

                                                Larry Spirgel
                                                Assistant Director